Supplement Dated August 29, 2025
To The Notice Documents Dated April 28, 2025 For

PERSPECTIVE ADVISORS IISM, PERSPECTIVE II®, PERSPECTIVE ADVISORY®, and PERSPECTIVE REWARDS FLEXIBLE PREMIUM VARIABLE AND FIXED DEFERRED ANNUITIES, and ELITE ACCESS ADVISORY®
FLEXIBLE PREMIUM VARIABLE DEFERRED ANNUITY, and PERSPECTIVE FOCUS® and
PERSPECTIVE FIXED AND VARIABLE ANNUITIES

Issued by
Jackson National Life Insurance Company of New York® through
JNLNY Separate Account I

PERSPECTIVE ADVISORS FIXED AND VARIABLE ANNUITY®
Issued by
Jackson National Life Insurance Company of New York® through
JNLNY Separate Account II

This supplement updates the above-referenced notice documents. Please read and keep it together with your notice document for future reference. To obtain an additional copy of a notice document, please contact us at our Jackson of NY Customer Care Center, P.O. Box 24068, Lansing, Michigan, 48909-4068; 1-800-599-5651; www.jackson.com.

➢    Effective August 28, 2025, the following changes have been made to “Appendix A: (Funds Available Under the Contract)” of your notice document, in order to reflect sub-adviser removals:

•For the JNL Multi-Manager Mid Cap Fund, Nuance Investments, LLC has been removed as a sub-adviser in the column titled "Fund and Manager (and Sub-Adviser, if applicable)".

•For the JNL Multi-Manager International Small Cap Fund, Baillie Gifford Overseas Limited has been removed as a sub-adviser in the column titled "Fund and Manager (and Sub-Adviser, if applicable)".

•For the JNL Multi-Manager Small Cap Growth Fund, Victory Capital Management Inc. has been removed as a sub-adviser in the column titled "Fund and Manager (and Sub-Adviser, if applicable)".

➢ Effective August 29, 2025, the following change has been made to “Appendix A: (Funds Available Under the Contract)” of your notice document, in order to reflect a sub-adviser appointment:

•For the JNL Multi-Manager U.S. Select Equity Fund, River Road Asset Management, LLC has been added as a sub-adviser in the column titled "Fund and Manager (and Sub-Adviser, if applicable)".
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(To be used with JMV7698NYGWND 04/25, NV5869GWND 04/25, JMV17955NYGWND 04/25, NV5526GWND 04/25, NV4224WFGWND 04/25, JMV17183NYGWND 04/25, NV3174GWND 04/25, NV3174CEGWND 04/25, NMV2731GWND 04/25, and NV3784GWND 04/25)

VPS00128 08/25